UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINTGON, D.C. 20549
FORM 11 – K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2005.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to                     .
Commission file number 000-14824 [Plexus Corp.]
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PLEXUS CORP. 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PLEXUS CORP.
55 JEWELERS PARK DRIVE
NEENAH, WI 54956

Plexus Corp.
401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Plexus Corp.
401(k) Savings Plan
Index to Financial Statements

Page(s)
Reports of Independent Registered Public Accounting Firms	1-2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-8
Supplemental Schedule
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	9
Consent of Wipfli LLP
Consent of Virchow, Krause & Company, LLP

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Plan Administrator
Plexus Corp. 401(k) Savings Plan
Neenah, Wisconsin
We have audited the accompanying statement of net assets available for benefits of Plexus Corp. 401(k) Savings Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Plexus Corp. 401(k) Savings Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Plexus Corp. 401(k) Savings Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP
May 19, 2006
Green Bay, Wisconsin

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Participants and Administrator of the Plexus Corp. 401(k) Savings Plan
We have audited the accompanying statement of the net assets available for benefits of the Plexus Corp. 401(k) Savings Plan (the “Plan”) as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ VIRCHOW, KRAUSE & COMPANY, LLP

Green Bay, WI
June 14, 2005

Plexus Corp. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments (See Note 3)	$106,264,174	$88,096,499
Participant loans	2,368,313	2,002,652

	108,632,487	90,099,151

Receivables
Employer’s contribution	76,180	74,550
Participants’ contributions	249,857	243,024

Total receivables	326,037	317,574

Total Assets	108,958,524	90,416,725

Liabilities
Excess contributions payable to participants	82,094	—

Net assets available for benefits	$108,876,430	$90,416,725

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$13,996,187
Interest and dividends	2,507,033

Total investment income	16,503,220

Contributions
Employer’s	2,217,276
Participants’	7,463,318

Total contributions	9,680,594

Total additions	26,183,814

Deductions
Deductions from net assets attributed to
Benefits paid to participants	7,692,909
Administrative expenses	31,200

Total deductions	7,724,109

Net increase	18,459,705

Net assets available for benefits
Beginning of year	90,416,725

End of year	$108,876,430

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of Plan

The following description of the Plexus Corp. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering substantially all U.S. employees of Plexus Corp. (the “Company” or the “Employer”) and affiliated employers, as defined. Prior to April 1, 2004, employees were eligible to participate in the Plan after completion of 90 days of service. Effective April 1, 2004, the Adoption Agreement was amended to allow employees to participate the first day of the month coinciding with or next following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Employee pre-tax contributions are based on voluntary elections via phone or Internet by the participants, directing the Company to defer a stated amount from the participant’s compensation. Effective January 1, 2005, participants may elect to defer up to 50% of their annual compensation. Prior to January 1, 2005, participants could elect to defer up to 18% of their annual compensation. On a per pay period basis, the Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participant’s compensation contributed to the Plan for participants the first day of the plan year quarter coinciding with or following the date in which eligibility requirements are met. Contributions are limited by Section 401(k) of the Internal Revenue Code (the “IRC”).

Investment Alternatives

Plan participants may direct their entire account balances in 1% increments to any of the various investment options offered by the Plan. Company contributions are also invested based upon participant allocation elections. Participants may change their investment options on a daily basis.

Participant Accounts and Allocations

Participant recordkeeping is performed by MFS Retirement Services, Inc. (“MFS”). For all investment programs which are mutual funds, MFS maintains participant balances on a share method. Participant investments in the Plexus Unitized Stock Fund and MFS Fixed Fund are accounted for on a unit value method. Units and unit values for these funds as of December 31, 2005 and 2004, were as follows:

	Units		Unit Value
	December 31,		December 31,
	2005	2004	2005	2004
Plexus Unitized Stock Fund	3,046,470	3,268,296	$8.66	$5.05
MFS Fixed Fund	5,898,086	5,692,013	1.00	1.00

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and plan earnings (losses). Allocations of plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the plan document.

Vesting and Distributions

Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, or attainment of age 59-1/2. Prior to March 28, 2005, participant account balances less than $5,000 could be automatically distributed in a lump sum. Effective March 28, 2005, participant account balances less than $1,000 may be automatically distributed in a lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to five years. Loan terms can be extended for the purchase of a primary residence. Loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus 1% at the time of loan origination. Principal and interest is paid ratably through regular payroll deductions.

2.	Summary of Significant Accounting Policies

Accounting Method

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The share value of mutual funds and the value of Plexus Corp. common stock are based on quoted market prices on the last business day of the plan year. The unit value of unitized funds and common trust funds is computed daily based on share price, dividend information, and the value of the fund’s short-term investments. Participant loans are stated at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned.

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Risks and Uncertainties

The Plan provides for various investment options in a combination of different investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2005	2004
Plexus Corp. Common Stock, 3,046,470 and 3,268,296 units, respectively	$26,372,069	$16,492,802
MFS Capital Opportunities Fund, 635,354 and 661,249 shares, respectively	8,589,985	8,821,069
Munder Index 500 Fund, 415,380 and 430,586 shares, respectively	10,783,252	10,855,081
MFS Value Fund, 310,249 and 292,957 shares, respectively	7,182,270	6,779,040
MFS Mid Cap Growth Fund, 0 and 775,811 shares, respectively	—	6,935,748
MFS New Discovery Fund, 0 and 373,630 shares, respectively	—	6,127,545
MFS Fixed Fund, 5,898,086 and 5,692,013 units, respectively	5,898,086	5,692,013
American Europacific Growth Fund, 236,184 and 209,044 shares, respectively	9,707,181	7,448,230
Columbia Acorn Fund, 309,481 and 39,076 shares, respectively	8,532,381	1,013,248
Thornburg Core Growth Fund, 480,885 and 0 shares, respectively	7,275,797	—

Plexus Corp. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $13,996,187, as follows:

Mutual funds	$2,656,245
Common stock	11,339,942

$13,996,187

4.	Amounts Allocated to Withdrawn Participants

Approximately $25,041,000 and $21,967,000 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2005 and 2004, respectively, but who have not yet received distributions as of that date.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 8, 2004, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Related-Party Transactions

Certain plan investments represent shares of funds managed by MFS Heritage Trust Company (the trustee of the Plan), employer securities, and participant loans. Transactions involving these investments are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Plexus Corp. 401(k) Savings Plan
EIN: 39-1344447, PN: 001

Schedule of Assets (Held at End of Year)
December 31, 2005	Schedule H, line 4i

	Identity of Issuer,
	Borrower, Lessor	Description
	or Similar Party	of Investment	Current Value **
*	Plexus Corp. Common Stock	Common Stock	$26,372,069
*	MFS Money Market Fund	Mutual Fund	1,280
*	MFS Capital Opportunities Fund	Mutual Fund	8,589,985
	Allianz Global Technology Fund	Mutual Fund	1,738,487
*	MFS Value Fund	Mutual Fund	7,182,270
	Thornburg Core Growth Fund	Mutual Fund	7,275,797
*	MFS Fixed Fund	Common Trust Fund	5,898,086
	American EuroPacific Growth Fund	Mutual Fund	9,707,181
	Columbia Acorn Fund	Mutual Fund	8,532,381
	Munder Index 500 Fund	Mutual Fund	10,783,252
*	MFS Growth Allocation Fund	Mutual Fund	263,458
	American Balanced Fund	Mutual Fund	3,294,549
	Calvert Income Fund	Mutual Fund	2,996,988
*	MFS Conservative Allocation Fund	Mutual Fund	1,690,400
*	MFS Moderate Allocation Fund	Mutual Fund	3,109,191
*	MFS Aggressive Growth Allocation Fund	Mutual Fund	4,343,256
	Capital World Growth and Income Fund	Mutual Fund	4,485,544

			$106,264,174

*	Participant Loans	Interest rates ranging from 5.0% to 10.5%; maturity dates ranging from 2006 to 2010	$2,368,313

*	Party-in-interest

**	Related cost information is not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLEXUS CORP. 401(k) SAVINGS PLAN
Date: June 26, 2006
/s/ Jos. D. Kaufman
Joseph D. Kaufman
Employee Stock Savings Plan Fiduciary Committee Member